February 10, 2016

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Universal Technical Institute, Inc. Form 10-K for the fiscal year ended September 30, 2015 Filed December 2, 2015 File No. 1-31923

Dear Mr. Spirgel:

On behalf of Universal Technical Institute, Inc. (the “Company”) and in connection with the Form 10-K for the fiscal year ended September 30, 2015, filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 2, 2015 (File No. 1-31923) (the “Annual Report”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the Annual Report as transmitted by a letter dated February 4, 2016 (the “Comment Letter”). This letter sets forth the Company’s response to the Comment Letter and proposed disclosure.  In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response.

Critical Accounting Estimates
Allowance for uncollectible accounts, page 81

Please refer to the following disclosure on page 80: “When a student with Title IV loans withdraws, Title IV rules determine if we are required to return a portion of Title IV funds to the lender. We are then entitled to collect these funds from the students, but collection rates for these types of receivables is significantly lower than our collection rates for receivables for students who remain in our programs.” It appears to us that on the day the student withdraws from a course and you are required to return the Title IV funds, you should reassess your revenue recognition policy to determine whether collectability continues to be reasonably assured. If collectability is not reasonably assured, you should recognize revenue on a cash basis in accordance with ASC 605-10-S99-1. In this regard, tell us about your historical collection experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

Response to Comment Letter

When a student withdraws from his or her program and we determine the student owes a balance that is not covered by Title IV or alternate funds, we reassess revenue recognition. Based on the historical collection experience of such balances, we have determined that collectability is not reasonably assured and therefore, we recognize such revenues on a cash basis in accordance with ASC 605-10-S99-1.

We believe there is an opportunity to provide additional clarity regarding our practice; therefore, we plan to revise our future disclosures beginning with our Form 10-Q as of March 31, 2016 as follows:

Allowance for uncollectible accounts. We maintain an allowance for uncollectible accounts for estimated losses resulting from the inability, failure or refusal of our students to make required payments. We offer a variety of payment plans to help students pay that portion of their education expenses not covered by financial aid programs or alternate fund sources, which are unsecured and not guaranteed.

We use estimates that are subjective and require judgment in determining the allowance for doubtful accounts, which are principally based on accounts receivable, historical percentages of uncollectible accounts, customer credit worthiness and changes in payment history when evaluating the adequacy of the allowance for uncollectible accounts. We also monitor and consider external factors such as changes in the economic and regulatory environment. We use an internal group of collectors, augmented by third party collectors as deemed appropriate, in our collection efforts.

When a student with Title IV ~~loans~~ funds withdraws, Title IV rules determine the amount of funds, if any, to be returned to the original source of such funds. ~~if we are required to return a portion of Title IV funds to the lender.~~ Additionally, state rules determine the amount of tuition we are entitled to collect. To the extent the amount we are entitled to collect exceeds Title IV or other funding sources, we would ~~We are then~~ be entitled to collect these funds from the students. However,~~but~~ collection rates for these types of receivables are ~~is~~ significantly lower than our collection rates for receivables for students who remain in our programs. At the time of withdrawal, we reassess revenue recognition and, based on historical collections results, we have determined that collectability is not reasonably assured. Accordingly, we recognize tuition revenue for such amounts when they are collected.

Although we believe that our allowance is adequate, if we underestimate the allowances required, additional allowances may be necessary, which would result in increased selling, general and administrative expenses in the period such determination is made.

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We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings and that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the Staff. Furthermore, we acknowledge that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the cooperation of the Staff in working with us to address any further comments that the Staff may have on the subject Annual Report. We welcome the opportunity to speak with Staff members directly in an effort to expedite the review process. Please feel free to contact the undersigned at (623) 445-0956 if you wish to discuss our submission.

We look forward to working with you in completion of your review of the above referenced filing.

Sincerely,

Eugene S. Putnam, Jr.
President and Chief Financial Officer

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